April 17, 2007

Securities and Exchange Commission
Division of Corporate Division
100 F Street, NE
Washington, D.C. 20549

ATTN: Tom Jones

     RE: Diasense, Inc.
         Revised Information Statement
         Filed March 16, 2007
         File No.: 0-26504

Dear Mr. Jones,

This letter is in response to your letter of March 26, 2007 regarding the above referenced matter. The numbered responses below correspond to the numbers in your letter. We disagree with comment 3 in your letter for the reasons set forth below and do not believe a further revised filing is required.

1. General

On January 22, 2007, the Articles of Merger changing the Corporation's domicile from Pennsylvania to Nevada were filed in the respective states. Before filing the Form 8K reflecting the domicile change, we received notice that a Clearance Certificate from the Office of Unemployment Compensation Tax Services of Pennsylvania was required in order to complete the merger in Pennsylvania. The Clearance Certificate was received on March 26, 2007 and thereafter we filed the Form 8-K.

2. Reasons for the Reverse Stock Split of our Common Stock, page 3

There is no "objective" support for our statement that $.05 for fractional shares is " a figure commonly used in similar transactions". A review of the filings available on the SEC's Edgar site will confirm that the payment for fractional shares is usually a few cents. The payment of $.05 for fractional shares exceeds the Par Value of the common stock and complies with the laws of Nevada, the state of incorporation

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Securities and Exchange Commission
Page 2
4/17/2007


The Issuer was created by a spin-off from a public entity. The stockholder base has remained sedentary as the Issuer has never been an independent viable economic entity since incorporation and the total equity losses are in excess of $45,000,000. When in 2006 the Secured Note Holder demanded payment and foreclosed on the remaining assets; the Issuer was illiquid and all interests were valueless. Only with the injection of funds from new management was the Issuer able to pay outstanding obligations and have funds available to reorganize and recapitalize the Issuer.

In regard to the question as to how the reverse split would result in a proportionate increase in the market price; the answer is that generally any forward or reverse split results in price movements. Prices on a per share basis immediately after these actions generally reflect the underlying math of the transaction. If, for example, a stock trades at $10 a share and the stock reverse splits on a 1 share for 10 share basis, the mathematical formula would indicate that the per share price would increase proportionally and in place of 10 shares valued at a total of $100, the shareholder would have 1 share valued at $100.

3. The previous communication did not state that the 1 for 12,500 reverse was the "most appropriate" but rather is one possible option. Neither Nevada rules nor SEC regulations require that the Issuer provide an analysis of possible reverse split calculations to stockholders. The previously proposed reverse of 1 for 100,000 included a roundup provision to 100 shares which created a number of problems. One problem was the stock transfer agent's records had to reflect the reversed and rounded up position for the stockholder's entire position which required delivery of all related shares. The delivery problem demanded additional diligence on the part of the transfer agent. Another problem was the possible dilution of current stockholders by individuals that used multiple brokerage accounts to journal 1 share to multiple accounts in order to gain entry into the reverse split and roundup transaction. These actions would cause the dilution of other current stockholders' equity position.

For the Issuer the roundup of fractional shares results in a large number of stockholders with illiquid positions that must still be delivered all regulatory filings and mailings which can reach a cost of $8 per stockholder. Additionally, these shareholders do not usually report their change of address to the Transfer Agent; the net result is the escheatment of their position. The Escheatment Charge to the Issuer averages $20.

In summary, the 1 for 12,500 reverse split with payment of fractional shares in cash in lieu is not necessary the "most appropriate" but is one of many solutions and the Board after considering all of the above factors determined that it was in the best interest of the Company and the shareholders to do the reverse split as 1 for 12,500 shares with cash payment for fractional shares. The Board simply rethought the consequences of its original proposal and determined that it was not in the interest of the shareholders.

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4. The response to prior  comment 5 was  misstated.  The reverse  split will not affect the number of authorized shares, it will however, affect the number of shares available for issuance

We hereby acknowledge that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Diasense, Inc.

by: /s/ Glenn A. Little
   --------------------------------
   Glenn A. Little, President